                                                                    EXHIBIT 99.1

                                                                  (612) 334-8455


September 19, 1997                                       goravr@email.briggs.com




Steven B. Nagler, Esq.                                 VIA FAX -- (847) 945-0329
c/o Siegel & Capitel, Ltd.
2275 Half Day Road, Suite 320
Bannockburn, IL  60015

    Re:  GLENN B. LAKEN/LAKEN COMMITTEE/PURCHASE OF SHARES

Dear Mr. Nagler:

    This letter will confirm that Children's Broadcasting Corporation accept[s] your client's offer to sell their interests in Harmony Holdings, Inc. ("HHI") on the following terms:

         1. Our client will purchase Mr. Laken's options for the purchase of 200,000 shares exercisable at $1.50 per share for the total sum of $330,000.

         2. Our client will purchase from Mr. Laken 420,000 shares of HHI common stock for $3.15 per share, or an aggregate of $1,323,000.

         3. Our client will purchase 399,500 shares from the Laken Control Group at $2.70 per share or an aggregate of $1,078,650.

    This involves a total purchase price of $2,731,650. Our client advises me that it is prepared to negotiate and enter into the definitive agreement as soon as practicable and to close next week. I will have a draft to you soon. As stated on the telephone this afternoon, the acceptance is subject to approval by our client's board because the number of shares is greater than its previous authorization. This approval is expected on Monday. The acceptance is also subject to approval by Foothill Capital Corporation, which approved our client's financing based upon the lesser number of shares previously offered. Mr. Dahl will seek this financing by Monday. I have informed him of your client's requirement that the Foothill approval be obtained on Monday.

    This letter will also confirm that, with respect to the 425,000 non-Control Group shares offered to Children's, a buyer has been found for 200,000 of such shares and Children's Broadcasting Corporation is willing to enter into a put agreement to purchase


                                (Page 10 of 11 Pages)
such shares at $2.50 per share upon the demand of the holders thereof at any time on or after January 31, 1998, or such earlier date as our client closes on the sale of its radio stations to Global Broadcasting Company. If our client does not close on the sale [to] Global Broadcasting Company by January 31, 1998, our client can extend the date for purchase of such shares pursuant to the put to March 31, 1998. Our client would also have the right to purchase the non-Control Group shares at $2.50 per share at any time prior to March 31, 1998. The foregoing put and call arrangement would terminate if at any time the bid price for HHI common stock is $2.50 per share or more for seven consecutive trading days.

    If you have any questions concerning the foregoing summary, please call me.

                                  Very truly yours,


                                  /s/ Avron L. Gordon
                                  Avron L. Gordon

ALG/kmt

cc: Christopher T. Dahl
    Lance W. Riley, Esq.
    Greg Joseph, Esq.

                             (Page 11 of 11 Pages)